As filed with the Securities and Exchange Commission on October 26, 2007	33-28236

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 4 TO
FORM F-6
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
BENETTON GROUP S.p.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

Republic of Italy
(Jurisdiction of Incorporation or organization of Issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, New York 10004
Tel. No.: (212) 623-0636
(Address, including zip code, and telephone number of depositary's principal offices)
Carlo Tunioli
Benetton U.S.A. Corporation
601 Fifth Avenue, 4th Floor
New York, New York 10017
(212) 593-0290
(Address, including zip code, and telephone number of agent for service)
With copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022
(212) 319-7600

It is proposed that this filing become effective under Rule 466
 ☒immediately upon filing  ☐on ____ at --- (EST). If a separate registration statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of Benetton Group S.p.A.	N/A	N/A	N/A	N/A
Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No.33-12135. This Registration Statement constitutes Post-Effective Amendment No. 3 to Registration Statement 33-12135.

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 3 to Deposit Agreement filed as Exhibit (a)(4) to this Registration Statement, which is incorporated herein by reference.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of
Location in Form of
	Item Number	American Depositary Receipt Filed
	and Caption	Herewith as Prospectus

1.	Name of depositary and	Face, introductory paragraph
	address of its principal	and final sentence on face.
executive office

2.	Title of American Depositary	Face, top center and
	Receipts and identity of	introductory paragraph
deposited securities

Terms of Deposit

	(i) The amount of deposited	Face, upper right corner
	securities represented by	and introductory paragraph
one unit of American
Depositary Receipts

	(ii) The procedure for voting,	Reverse, paragraphs (2) and (3)
if any, the deposited securities

	(iii) The collection and	Face, paragraphs (4) and (6);
	distribution of dividends	Reverse, paragraphs (1) and (2)

	(iv) The transmission of	Reverse, paragraphs (3) and (5)
notices, reports and
proxy soliciting material

	(v) The sale or exercise of	Face, paragraphs (3) and (4);
	rights	Reverse, paragraphs (1) and (6)

	(vi) The deposit or sale of	Face, paragraphs (3);
	securities resulting from	Reverse, paragraphs (1), (4) and (6)
dividends, splits or plans of reorganization

	(vii) Amendment, extension or	Reverse, paragraphs (9) and (10)
	termination of the Deposit	(no provision for extension)
Agreement

1

Location in Form of
		Item Number	American Depositary Receipt Filed
		and Caption	Herewith as Prospectus

	(viii)	Rights of holders of Receipts	Reverse, paragraph (5)
to inspect the transfer books
of the Depositary and the
lists of holders of Receipts

	(ix)	Restrictions upon the right	Face, paragraphs (1), (2),
		to deposit or withdraw the	(3), (4) and (6)
underlying securities

	(x)	Limitation upon the liability	Reverse, paragraph (7)
of the Depositary

3.		Description of all fees and	Face, paragraph (7)
charges which may be imposed
directly or indirectly against
the holders of Receipts

Item 2. AVAILABLE INFORMATION

Item Number	Location in Form of Receipt Filed
and Caption	Herewith as Prospectus
Statement that upon effectiveness of the effectiveness of the termination of the Company's reporting requirements under the Exchange Act, the Company shall publish on its website (www.benettongroup.com) on an ongoing basis, or otherwise furnish the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Exchange Act. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549
Face, paragraph (10)

2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Deposit Agreement dated as of February 2, 1987 as amended and restated as of May 31, 1989 among Benetton Group S.p.A., JPMorgan Chase Bank, N.A. (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement").*

(a)(2) Amendment No. 1 to Deposit Agreement.*

(a)(3) Amendment No. 2 to Deposit Agreement.*

(a)(4)  Amendment No. 3 to Deposit Agreement. Filed herewith as Exhibit (a)(4)

(b)  Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

(c)  Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

(d)  Opinion of counsel to the Depositary, as to the legality of the securities to be registered.*

(e)  Certification under Rule 466. Filed herewith as Exhibit (e)

(f)        Powers-of-Attorney. Filed herewith as Exhibit (f)

* previously filed

Item 4. UNDERTAKINGS

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 25, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., in its capacity as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Benetton Group S.p.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on October 25, 2007.

Benetton Group S.p.A.

By:	/s/Luciano Benetton*
Name:	Luciano Benetton
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on October 25, 2007.

Name	Title

/s/Luciano Benetton*	Chairman of the Board and Chief Executive
Luciano Benetton	Officer

/s/Gilberto Benetton*	Director
Gilberto Benetton

/s/Alessandro Benetton*	Deputy Chairman
Alessandro Benetton

/s/Carlo Benetton*	Deputy Chairman
Carlo Benetton

/s/Giuliana Benetton*	Director
Giuliana Benetton

/s/Gerolamo Caccia Dominioni*	Managing Director
Gerolamo Caccia Dominioni

/s/Gianni Mion*	Director
Gianni Mion

/s/Luigi Arturo Bianchi*	Director
Luigi Arturo Bianchi

/s/Giorio Brunetti*	Director
Giorgio Brunetti

/s/Alfredo Malguzzi*	Director
Alfredo Malguzzi

/s/Robert Singer*	Director
Robert Singer

/s/Mr. Emilio Foa	Chief Financial Officer
Mr. Emilio Foà

*By: /s/Luciano Benetton .
Luciano Benetton
Attorney-in-Fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, duly authorized representative in the United States of Benetton Group S.p.A., has signed this Post-Effective Amendment to Registration Statement on Form F-6 on October 25, 2007.

BENETTON U.S.A. CORPORATION

By: /s/Carlo Tunioli
Name: Carlo Tunioli
Title: President

INDEX TO EXHIBITS

Exhibit Number

(a)(4)	Amendment No. 3 to Deposit Agreement

(e)	Rule 466 Certification

(f)	Power of Attorney. Certified minutes of Meeting of Board of Directors held September 12, 2007 pursuant to which Power of Attorney was granted